

Mail Stop: 3561

November 9, 2016

Via E-Mail
Mr. Miguel Ángel Peirano
Chief Executive Officer
Andina Bottling Company Inc.
Miraflores 9153, 7th Floor
Renca-Santiago, Chile
Republic of Chile

    Re: Andina Bottling Company Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2015
           Filed April 28, 2016
           File No. 001-13142

Dear Mr. Peirano:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Joel Parker

                Joel Parker
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel, and Mining